SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d -1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Allergan, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

018490102

(CUSIP Number)

Valeant Pharmaceuticals International, Inc.

Robert R. Chai-Onn

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8B

(514) 744-6792

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018490102

1.	NAME OF REPORTING PERSON Valeant Pharmaceuticals International, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 28,878,538
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 597,431
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,878,538
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%[1]
14.	TYPE OF REPORTING PERSON (see instructions) HC

(1)	This calculation is based on 299,108,984 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc. (the “Issuer”) outstanding as of March 11, 2014 as reported in the Issuer’s definitive proxy statement filed on March 26, 2014.

CUSIP No. 018490102

1.	NAME OF REPORTING PERSON Valeant Pharmaceuticals International
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 28,878,538
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 597,431
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,878,538
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%[1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	This calculation is based on 299,108,984 shares of Common Stock outstanding as of March 11, 2014 as reported in the Issuer’s definitive proxy statement filed on March 26, 2014.

This Amendment No. 2 relates to the Schedule 13D filed on April 21, 2014 (the “Original 13D”), as amended prior to the date of this Amendment No. 2 (as so amended, the “Schedule 13D”), by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia (“Valeant”), and Valeant Pharmaceuticals International, a Delaware corporation and a wholly owned subsidiary of Valeant (“Valeant USA” and, together with Valeant, the “Reporting Persons”), relating to common shares, par value $0.01 (the “Common Stock”), of Allergan, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a), (b), (c) Pershing Square has informed the Reporting Persons that on May 1, 2014, early termination of the waiting period under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended, was granted with respect to the holdings of PS Fund 1 of shares of the Common Stock.

Pershing Square has also informed the Reporting Persons that on May 1, 2014, PS Fund 1 exercised the American-style call options to purchase 24,831,107 shares of the Common Stock referred to in the Original 13D and paid the applicable forward purchase price under the forward purchase contracts to purchase 3,450,000 shares of the Common Stock referred to in the Original 13D.

The 28,878,538 shares of the Common Stock, which may be deemed to be beneficially owned by the Reporting Persons, represent approximately 9.7% of the shares of the Common Stock issued and outstanding based on information contained in the Issuer’s proxy statement filed on March 26, 2014.

No transactions in shares of the Common Stock or options or other derivatives relating to shares of the Common Stock were effected by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 of the Schedule 13D during the sixty days prior to the date of this Amendment No. 2. Except as set forth in this Item 5, based on the information set forth in amendment No. 1 to the Schedule 13D filed by Pershing Square on May 2, 2014, the Schedule 13D describes all transactions in shares of the Common Stock and options or other derivatives relating to shares of the Common Stock effected by Pershing Square in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment is true, complete and correct.

Dated: May 2, 2014

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert R. Chai-Onn
Name:	Robert R. Chai-Onn
Title:	Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert R. Chai-Onn
Name:	Robert R. Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary